

Mail Stop 4561

May 12, 2016

Ms. Melinda Whittington
Chief Financial Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza, Suite 2024
Chicago, IL 60654

      Re: Allscripts Healthcare Solutions, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              Form 10-Q for the Fiscal Quarter Ended March 31, 2016
              Filed May 6, 2016
              File No. 001-35547

Dear Ms. Whittington:

We have reviewed your May 3, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2016 letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Item 1A. Risk Factors, page 36

1.   You disclose that the Netsmart JV meets the requirements for consolidation accounting treatment and as a result you anticipate reflecting 100% of the results of Netsmart JV in your consolidated financial statements once the transaction has been consummated. It is not clear to us how you arrived at that conclusion based on the information you disclosed. In an effort to better understand how you determined consolidation is appropriate, please provide us with your analysis including the pertinent terms of the agreements and the specific accounting guidance followed.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services